Exhibit 99.1

Textainer Group Holdings Limited

MINUTES OF

THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 28, 2020, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2020 Annual General Meeting of Shareholders (the “2020 Annual Meeting”) at 650 California Street, San Francisco, CA.  The close of business on April 1, 2020 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2020 Annual Meeting (including any postponement or adjournment(s) thereof).  Notice of the 2020 Annual Meeting was given to the Shareholders pursuant to a Notice of 2020 Annual General Meeting of Shareholders dated April 27, 2020, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 27, 2020.  As of April 1, 2020, there were 54,895,475 Common Shares issued and outstanding.  A total of 33,731,416 Common Shares issued and outstanding as of April 1, 2020 were present in person or by proxy at the 2020 Annual Meeting, representing 61.45% of the total Common Shares issued and outstanding as of April 1, 2020.

CHAIRMAN AND SECRETARY

Hyman Shwiel served as chairman of the 2020 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2020 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2020 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF ELECTION OF CLASS Iii DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for election, in each case, as a Class III director of the Company, at the 2020 Annual Meeting:

Mr. David M. Nurek

Mr. Robert D. Pedersen

RESOLVED, that Mr. David M. Nurek be, and hereby is, re-elected as a Class III director of the Company;

For: 25,801,695 Common Shares, representing 76.49% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Against: 6,890,526 Common Shares, representing 20.43% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Abstain and non-votes:  1,039,195 Common Shares, representing 3.08% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy.

RESOLVED FURTHER, that Mr. Robert D. Pedersen be, and hereby is, elected as a Class III director of the Company;

For: 24,256,939 Common Shares, representing 71.91% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Against: 9,438,926 Common Shares, representing 27.98% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Abstain and non-votes:  35,551 Common Shares, representing 0.11% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2019, a copy of which is included in the Company’s 2019 Annual Report to Shareholders and laid before the Shareholders at the 2020 Annual Meeting (the “2019 Financial Statements”).

RESOLVED, that the 2019 Financial Statements, as included in the Company’s 2019 Annual Report to Shareholders be, and they hereby are, approved.

For: 33,577,881 Common Shares, representing 99.55% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Against: 20,467 Common Shares, representing 0.06% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Abstain and non-votes: 133,068 Common Shares, representing 0.39% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, acting THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDING DECEMBER 31, 2020

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2020.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2020 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2020 be, and they hereby, are approved.

For: 23,616,912 Common Shares, representing 70.02% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Against: 10,102,902 Common Shares, representing 29.95% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

Abstain: 11,602 Common Shares, representing 0.03% of the Common Shares issued and outstanding as of April 1, 2020 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2020 Annual Meeting then concluded.

Minutes prepared by:Confirmed by:

/s/ Dan Cohen/s/ Hyman Shwiel

Dan CohenHyman Shwiel

Assistant Company SecretaryChairman

Date:June 4, 2020Date: June 4, 2020